

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 21, 2009

Guangshen Railway Company Limited
Yao Xiaocong - Chief Accountant
No. 1052 Heping Road
Shenzhen, Guangdong Province
People's Republic of China 518010

**Re:** **Guangshen Railway Company Limited**
**Form 20-F the year ended December 31, 2007**
**Filed June 26, 2008**
**File Number: 001-14362**

Dear Mr. Yao Xiaocong:

We have completed our review of your Form 20-F, and related filings and do not, at this time, have any further comments.

Sincerely,

David R. Humphrey
Branch Chief